EXHIBIT 8



                         , 2000
-------------------------


Board of Directors
Orange County Bank
224 West Court Street
Paoli, Indiana   47454

Board of Directors
Wolford Cannon Hoecker Insurance Agency, Inc.
923 North Vermilion
P. O. Box 10
Danville, Illinois  61834

         Re: Orange County Bank Exchange of Wolford Cannon Hoecker Insurance Agency, Inc. Common Stock for Old National Bancorp Common Stock

Ladies and Gentlemen:

         The respective Boards of Directors of Orange County Bank ("Bank") and Wolford Cannon Hoecker Insurance Agency, Inc. ("WCH") have requested our opinion as to certain federal income tax consequences of a reorganization involving Bank, WCH, the shareholders of Wolford Cannon Hoecker Insurance Agency, Inc. ("Shareholders") and Old National Bancorp ("ONB") ("Share Exchange").

         In summary, the proposed Share Exchange transaction involves Bank, a subsidiary of ONB, acquiring from the Shareholders of WCH all of the issued and outstanding shares of WCH common stock solely in exchange for common stock of ONB. Upon consummation of the Share Exchange, WCH will become a wholly owned subsidiary of Bank.

                                      FACTS

         In connection with the Share Exchange, the following facts have been provided to us, and we have relied upon them for purposes of this opinion:

         A.       Old National Bancorp

         ONB has its principal office at 420 Main Street, Evansville, Vanderburgh County, Indiana 47708. ONB is a corporation duly incorporated and existing under the laws of the State of Indiana and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. As of June 30, 2000, ONB had 150,000,000 shares of voting, no par value common stock authorized, of which approximately 55,400,000 shares were issued and outstanding. ONB common stock is traded in the over-the-counter market and stock prices are reported on the NASDAQ National Market System.

         ONB has 2,000,000 shares of no par value preferred stock authorized. These shares are available to be issued, without the prior approval of ONB shareholders, in classes with relative rights, privileges and preferences determined for each class by ONB's Board of Directors. No shares of ONB preferred stock have been issued, and ONB presently has no intent and no commitments to issue any of such shares.

         Of ONB's 2,000,000 authorized preferred shares, 200,000 shares have been designated as Series A preferred stock which may not be issued except upon exercise of certain rights pursuant to ONB's shareholder rights plan. No shares of Series A preferred stock have been issued.

         ONB maintains its accounting on a calendar year basis, and computes its income under the accrual method of accounting. ONB is the parent corporation of an affiliated group of subsidiaries consisting as of the date hereof of four (4) operating banks, four (4) Delaware business trusts, one (1) consumer finance company, one (1) realty company, and three (3) national trust companies ("ONB Group"). The ONB Group files a consolidated federal income tax return and will continue to file consolidated federal income tax returns after the effective time of the Share Exchange.


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         B.       Orange County Bank

         Bank has its principal office at 224 West Court Street, Paoli, Indiana 47454. Bank is an Indiana state-chartered bank and a wholly-owned subsidiary of ONB.

         C.       Wolford Cannon Hoecker Insurance Agency, Inc.

         WCH has its principal office located at 923 North Vermilion, Danville, Illinois 61834. WCH, an Illinois corporation and a licensed Illinois agency, sells all lines of insurance, including, by way of example, property and casualty insurance and health and disability insurance. Shareholders of WCH are all residents of the State of Illinois and are the owners of all of the issued and outstanding shares of common stock of WCH. WCH common stock is not publicly traded. The rights of the Shareholders of WCH are governed by the laws of the State of Illinois and by WCH's Articles of Incorporation and By-Laws, as amended.

         WCH's Articles of Incorporation authorize the issuance of 21,000 shares of common stock. WCH has 21,000 shares of common stock issued and outstanding.

                                BUSINESS PURPOSES

         Bank and the Shareholders of WCH desire to reorganize their stock interests to accomplish the following business objectives, among others:

          1. To obtain greater financial and managerial strength for future growth and to achieve economies of scale and other operational benefits.

          2. To provide the Shareholders an interest in a more widely-held enterprise with potentially more marketable stock.

          3. To allow Bank and WCH to compete more effectively with other insurance agencies and to enable WCH to provide new and broader services to its customers.

                              PROPOSED TRANSACTION

         As used herein, "Code" refers to the Internal Revenue Code of 1986, as amended, and "Regulations" refer to regulations promulgated thereunder by the Secretary of the Treasury, all as in effect as of the date of this opinion.

         To accomplish the objectives specified above, Bank and WCH and the Shareholders entered into a Share Exchange Agreement dated October ___, 2000 ("Share Exchange Agreement"). Under the terms of the Share Exchange Agreement, Bank will acquire from the Shareholders all of the WCH common stock in exchange for shares of ONB common stock. Upon consummation of the Share Exchange, WCH will become a wholly-owned subsidiary of Bank. At the effective time of the Share Exchange, each issued and outstanding share of WCH common stock will be converted into the right to receive 5.2838 shares of ONB common stock, subject to adjustment, if any, as provided for in the Share Exchange Agreement.

         No fractional shares of ONB common stock will be issued with respect to fractional share interests arising from the exchange ratio specified above. Rather, any Shareholder entitled to a fractional share interest of ONB common stock will receive cash in lieu thereof in an amount equal to the fraction of a share of ONB common stock multiplied by the average of the per share closing price of ONB common stock reported on the NASDAQ National Market System for the final five (5) business days on which shares of ONB common stock were traded immediately preceding the effective time of the Share Exchange. The payment of cash in lieu of fractional share interests of ONB common stock is solely for the purpose of avoiding the expense and inconvenience to ONB of issuing fractional shares of its common stock and does not represent separately bargained-for consideration.

         We have acted as legal counsel to Bank in connection with the Share Exchange Agreement. As such, and for the purpose of rendering this opinion, we have examined and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents:

          1. The Share Exchange Agreement (including the exhibits thereto), and


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          2.   Such other instruments and documents related to the formation, organization and operation of Bank and WCH or to the consummation of the Share Exchange and the transactions contemplated thereby as we have deemed necessary or appropriate.

                                   ASSUMPTIONS

         In connection with rendering this opinion, we have relied upon the following assumptions:

          (a) The fair market value of the ONB common stock to be received by each Shareholder will be approximately equal to the fair market value of the WCH common stock surrendered in exchange therefor.

          (b) There is no plan or intention on the part of the Shareholders who own one percent (1%) or more of WCH stock, and to the best of the knowledge of the management of WCH, there is no plan or intention on the part of the remaining Shareholders to sell, exchange or otherwise dispose of in any manner a number of shares of ONB common stock received in the Share Exchange that would reduce the Shareholders' ownership of ONB common stock to a number of shares having, in the aggregate, a value, as of the date of the Share Exchange, of less than 50 percent of the fair market value of the WCH common stock outstanding as of the same date. For purposes of the preceding sentence, all shares of WCH common stock exchanged for cash (including shares exchanged for cash in lieu of fractional shares of ONB common stock) will be considered outstanding WCH common stock as of the date of the Share Exchange. Moreover, shares of WCH common stock and shares of ONB common stock held by Shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Share Exchange are taken into account for purpose of the first sentence of this paragraph.

          (c) Bank has no plan or intention to sell or otherwise dispose of any of the WCH common stock to be acquired by it in the Share Exchange, to merge WCH into another corporation, to liquidate WCH, or to cause the sale or other disposition of any of the assets of WCH except for dispositions made in the ordinary course of business. Neither WCH nor Bank has any plan or intention to cause WCH to issue additional shares of WCH stock to persons other than Bank in any amounts that would result in Bank no longer being in control of WCH within the meaning of Section 368(c) of the Code.

          (d) Following the Share Exchange, WCH will continue its historical business in substantially the same manner as it was conducted by WCH prior to the transaction.

          (e) Bank will acquire WCH common stock solely in exchange for ONB voting stock. Further, no liabilities of WCH or any Shareholder will be assumed by or transferred to Bank, nor will any of the WCH common stock be subject to any liabilities.

          (f) Except as set forth in the Share Exchange Agreement, Bank, WCH and the Shareholders will each pay their own expenses, if any, incurred in connection with the Share Exchange.

          (g) Bank has no plan or intention to redeem or otherwise reacquire any of the shares of ONB common stock to be issued in the Share Exchange. Although the Board of Directors of ONB has authorized ONB to make periodic repurchases of its stock in the open market for various corporate purposes, ONB and Bank have no specific plan or intention to reacquire its stock from the former Shareholders nor, in the event that stock acquired by the former Shareholders in the Share Exchange should enter the open market, to acquire such shares from such Shareholders.

          (h) WCH has no outstanding warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire any stock in WCH.

          (i) Bank does not presently own, directly or indirectly, nor has it owned, directly or indirectly, in the past five years any stock of WCH.

          (j) At the time of the Share Exchange, the fair market value of all the assets of Bank will exceed the sum of all of the liabilities of Bank.

          (k) The payment of cash to Shareholders in lieu of fractional shares of ONB common stock is solely for the purpose of avoiding the expense and inconvenience to Bank of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration paid in the Share Exchange to

               Shareholders in lieu of issuing fractional shares of ONB common stock will not exceed one percent of the total consideration received by Shareholders in the Share Exchange. The fractional share interests of each Shareholder will be aggregated, and no Shareholder will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of ONB stock.

          (l) No compensation to be paid by Bank to any Shareholder-employee of WCH will be separate consideration for or allocable to such Shareholder's shares of WCH common stock; none of the shares of ONB common stock to be received by any Shareholder-employee is separate consideration allocable to any employment agreement; and the compensation paid to any Shareholder-employee will be for service actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

          (m) At the time of the Share Exchange, the fair market value of the assets of WCH will exceed the sum of all of the liabilities of WCH plus the liabilities, if any, to which the assets are subject.

          (n) No parties to the Share Exchange are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code.

          (o)  There will be no dissenters to the Share Exchange.

                                     OPINION

         Based on the facts and assumptions set forth above, and subject to the condition noted below, we are of the opinion that:

          (1) The acquisition by Bank of WCH common stock in exchange for ONB common stock will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Code. ONB, Bank and WCH will each be a "party to a reorganization" within the meaning of
               Section 368(b).

          (2) To the extent that a Shareholder receives ONB common stock in exchange for his WCH common stock (including fractional shares of ONB common stock deemed issued as described below), he will not recognize any gain or loss upon the exchange.

          (3) A Shareholder who receives cash in lieu of a fractional share of ONB common stock will be treated as if he received a fractional share of ONB common stock pursuant to the Share Exchange and ONB then redeemed such fractional share for the cash. Such Shareholder will recognize capital gain or loss on the constructive redemption of the fractional share in an amount equal to the difference between the cash received and the adjusted basis of the fractional share provided that he holds his WCH common stock as a capital asset.

         The opinion expressed herein represents our conclusions as to the application of existing federal income tax law to the facts as presented to us relating to the Share Exchange, and we give no assurance that changes in such law or any interpretation thereof will not affect the opinion expressed by us. Moreover, there can be no assurance that this opinion will not be challenged by the Internal Revenue Service or that a court considering the issues will not hold contrary to such opinion. We express no opinion on the treatment of the Share Exchange under the income tax laws of any state or other taxing jurisdiction. We assume no obligation to advise you of any changes concerning the above, whether or not deemed material, which may hereafter come or be brought to our attention. The opinions expressed herein are a matter of professional judgment and are not a guarantee of result.

         This opinion is addressed to you and is solely for your use in connection with the Share Exchange and your role as members of your respective Boards of Directors. We assume no professional responsibility to any other person or entity whatsoever, including, without limitation, any shareholder of ONB or Shareholder of WCH. Accordingly, the opinion expressed herein is not to be utilized or quoted by, or delivered or disclosed to, in whole or in part, any other person, corporation, entity or governmental authority without, in each instance, our prior written consent.

                                   Very truly yours,


                                   /s/ KRIEG DeVAULT ALEXANDER & CAPEHART, LLP

                                   KRIEG DeVAULT ALEXANDER & CAPEHART, LLP